Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2015 and 2014

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited interim consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (the Company or Hydro One) for the three and nine months ended September 30, 2015, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the year ended December 31, 2014. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the US. This MD&A provides information for the three and nine months ended September 30, 2015, based on information available to management as of November 12, 2015.

OVERVIEW

Hydro One is the largest electricity transmission and distribution company in Ontario. The Company owns and operates substantially all of Ontario’s electricity transmission system, accounting for approximately 96% of Ontario’s transmission capacity. Hydro One’s transmission system is one of the largest in North America based on assets. The Company’s consolidated distribution system is the largest in Ontario and spans roughly 75% of the province. Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of transmitting high voltage electricity across the province, interconnecting more than 70 local distribution companies (LDCs) and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering electricity to end customers and certain other municipal electricity distributors; and

•	Other Business, which includes certain corporate activities and the operations of the Company’s telecommunications business.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2015	2014	Change	2015	2014	Change
Revenues	1,645	1,556	5.7%	5,016	4,886	2.7%
Purchased power	856	780	9.7%	2,664	2,526	5.5%
Operation, maintenance & administration	274	300	(8.7%)	834	945	(11.7%)
Depreciation & amortization	189	184	2.7%	566	532	6.4%
Financing charges	95	96	(1.0%)	282	281	0.4%
Provision for payments in lieu of taxes (PILs)	36	23	56.5%	104	74	40.5%
Net income	192	173	11.0%	560	528	6.1%

Net cash from operating activities	469	443	5.9%	1,182	777	52.1%
Funds from operations (FFO)[1]	434	342	26.9%	1,195	971	23.1%
Capital investments	438	376	16.5%	1,212	1,052	15.2%

Transmission:
Average annual Ontario 60-minute peak demand (MW)	22,321	21,262	5.0%	20,895	20,925	(0.1%)

Distribution:
Units distributed to Hydro One customers (TWh)	7.1	6.9	2.9%	22.5	22.4	0.4%

Total long-term debt to capitalization ratio[2]			52.5%			53.1%

[1]	Description and reconciliation of FFO can be found in the section “Non-GAAP Measures.”
[2]	Total long-term debt to capitalization ratio has been presented as at September 30, 2015 and December 31, 2014, and has been calculated as total long-term debt divided by total long-term debt plus total shareholder’s equity and preferred shares.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

On November 5, Hydro One Limited (TSX: H), the parent entity of Hydro One, and the Province of Ontario (Province) completed an initial public offering (IPO) of Hydro One Limited’s 595 million outstanding common shares on the Toronto Stock Exchange. The proceeds of the IPO were received by the Province. All of the regulated business and outstanding notes and debentures of Hydro One remain at Hydro One, whereas Hydro One’s preferred shares were redeemed. In future periods, both Hydro One Limited and Hydro One will be reporting issuers.

RESULTS OF OPERATIONS

	Three months ended September 30			Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2015	2014	Change	2015	2014	Change
Revenues	1,645	1,556	5.7%	5,016	4,886	2.7%

Purchased power	856	780	9.7%	2,664	2,526	5.5%
Operation, maintenance & administration (OM&A)	274	300	(8.7%)	834	945	(11.7%)
Depreciation & amortization	189	184	2.7%	566	532	6.4%

	1,319	1,264	4.4%	4,064	4,003	1.5%

Income before financing charges and provision for PILs	326	292	11.6%	952	883	7.8%
Financing charges	95	96	(1.0%)	282	281	0.4%

Income before provision for PILs	231	196	17.9%	670	602	11.3%
Provision for PILs	36	23	56.5%	104	74	40.5%

Net income	195	173	12.7%	566	528	7.2%

Net income attributable to noncontrolling interest	3	–	100.0%	6	–	100.0%

Net income attributable to shareholder of Hydro One	192	173	11.0%	560	528	6.1%

Earnings per common share (Canadian dollars)	1,870	1,693	10.5%	5,463	5,149	6.1%

Net Income

The increase of $19 million or 11.0% in net income attributable to the shareholder of Hydro One for the three months ended September 30, 2015 was primarily due to the following:

•	a decrease in OM&A costs, primarily resulting from lower expenditures related to the Company’s Customer Information System (CIS); lower bad debt expense; decreased vegetation management requirements for brush control programs; and lower expenditures associated with responding to and restoring power outages; and

•	an increase in distribution revenues, mainly due to higher new Ontario Energy Board (OEB)-approved 2015 distribution rates and higher energy consumption, partially offset by the expiry of certain OEB-approved rate riders and regulatory accounts.

These increases were partially affected by an increase in depreciation and amortization costs, mainly due to growth in capital assets.

The increase of $32 million or 6.1% in net income attributable to the shareholder of Hydro One for the nine months ended September 30, 2015 was the result of similar factors as noted above. Additionally, net income for the nine months ended September 30, 2015 was impacted by a decrease in transmission revenues, mainly due to lower average Ontario 60-minute peak demand compared to last year.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

Revenues

	Three months ended September 30			Nine months ended September 30
(millions of Canadian dollars, unless otherwise noted)	2015	2014	Change	2015	2014	Change
Transmission	405	402	0.7%	1,175	1,206	(2.6%)
Distribution	1,227	1,138	7.8%	3,801	3,635	4.6%
Other	13	16	(18.8%)	40	45	(11.1%)

	1,645	1,556	5.7%	5,016	4,886	2.7%

Transmission:
Average annual Ontario 60-minute peak demand (MW)	22,321	21,262	5.0%	20,895	20,925	(0.1%)

Distribution:
Units distributed to Hydro One customers (TWh)	7.1	6.9	2.9%	22.5	22.4	0.4%

Transmission Revenues

The increase of $3 million or 0.7% in transmission revenues for the three months ended September 30, 2015 was primarily due to the following:

•	higher new OEB-approved transmission rates effective January 1, 2015 and higher average Ontario 60-minute peak demand, resulting from warmer weather in the third quarter of 2015, compared to the same period in 2014; partially offset by

•	a decrease in revenues due to changes in transmission regulatory accounts.

The decrease of $31 million or 2.6% in transmission revenues for the nine months ended September 30, 2015 was primarily due to the following:

•	lower average Ontario 60-minute peak demand in the first nine months of 2015, partially due to industrial customers shifting their energy use away from system-wide peaks in the winter months of 2015, as well as milder weather in first half of 2015, compared to the same period in 2014;

•	a decrease in revenues due to changes in transmission regulatory accounts; partially offset by

•	higher new transmission rates effective January 1, 2015.

Distribution Revenues

The increase of $89 million or 7.8% in distribution revenues for the three months ended September 30, 2015 was primarily due to the following:

•	higher purchased power costs;

•	higher new OEB-approved distribution rates effective January 1, 2015;

•	higher energy consumption resulting from warmer weather in the third quarter of 2015, compared to the same period in 2014; partially offset by

•	the expiry of certain OEB-approved rate riders and regulatory accounts.

The increase of $166 million or 4.6% in distribution revenues for the nine months ended September 30, 2015 was the result of similar factors as noted above.

Operation, Maintenance and Administration (OM&A) Costs

	Three months ended September 30			Nine months ended September 30
(millions of Canadian dollars)	2015	2014	Change	2015	2014	Change
Transmission	101	88	14.8%	298	308	(3.2%)
Distribution	153	199	(23.1%)	487	594	(18.0%)
Other	20	13	53.8%	49	43	14.0%

	274	300	(8.7%)	834	945	(11.7%)

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

Transmission OM&A Costs

The increase of $13 million or 14.8% in transmission OM&A costs for the three months ended September 30, 2015 was primarily due to the following:

•	in the 2014 third quarter, Hydro One recognized non-recurring insurance proceeds related to 2013 floods at the Company’s Richview and Manby transformer stations as a reduction in OM&A costs; and

•	higher expenditures related to work required to adhere to the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection (Cyber Security) standards.

The decrease of $10 million or 3.2% in transmission OM&A costs for the nine months ended September 30, 2015 was primarily due to the following:

•	increased attribution of overheads to capital project expenditures reflecting higher expenditures related to capital projects in 2015;

•	decreased forestry expenditures related to brush control and line clearing on the Company’s transmission rights-of-way; partially offset by

•	higher expenditures related to work required to adhere to the NERC Cyber Security standards; and

•	non-recurring insurance proceeds received in 2014 as noted above.

Distribution OM&A Costs

The decrease of $46 million or 23.1% in distribution OM&A costs for the three months ended September 30, 2015 was primarily due to the following:

•	a decrease in bad debt expense and lower expenditures related to the Company’s CIS;

•	decreased vegetation management expenditures relating to the brush control program; and

•	lower volume of work associated with locating and restoring power outages, as well as responding to power quality-related issues and outages as a result of lower storm activity and enhanced response times.

The decrease of $107 million or 18.0% in distribution OM&A costs for the nine months ended September 30, 2015 was the result of similar factors as noted above.

Depreciation and Amortization

The increases in depreciation and amortization costs for the three and nine months ended September 30, 2015 compared to last year, were mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

Provision for PILs

The increase of $13 million or 56.5% in provision for PILs for the three months ended September 30, 2015 compared to the same period in 2014 was primarily due to the following:

•	higher pre-tax income, mainly due to lower OM&A costs and increased revenues; and

•	additional tax expense in connection with the Hydro One Brampton Networks Inc. (Hydro One Brampton) spin-off, related to the difference between the carrying value of the Hydro One Brampton investment over its tax basis.

The increase of $30 million or 40.5% in provision for PILs for the nine months ended September 30, 2015 compared to the same period in 2014 was the result of similar factors as noted above.

For the nine months ended September 30, 2015, the Company realized an effective tax rate of approximately 15.5%, compared to approximately 10.6% realized for the year ended December 31, 2014. The difference in these effective tax rates is due primarily to accelerated capital cost allowance recognized in 2014 for certain classes of assets, as well as an additional tax expense relating to the spin-off of Hydro One Brampton in August 2015 noted above.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters, from the quarter ended December 31, 2013 through to September 30, 2015. This information has been derived from the Company’s unaudited interim Consolidated Financial Statements and audited annual Consolidated Financial Statements.

(millions of Canadian dollars)	2015			2014				2013
Quarter ended	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Total revenue	1,645	1,563	1,808	1,662	1,556	1,566	1,764	1,557
Net income attributable to common shareholder of Hydro One	188	131	228	216	169	110	236	155

NON-GAAP MEASURES

FFO is defined as net cash from operating activities, adjusted for the following: (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) noncontrolling interest distributions. Management believes that this measure will be helpful as a supplemental measure of the Company’s operating cash flows.

To the extent that Adjusted Net Income is used in future continuous disclosure documents of Hydro One, it will be defined as net income, adjusted for certain items, including non-recurring items and other items that management does not consider reflect the operating performance of the Company. No adjustments to net income are presented in this MD&A. Management believes that this measure will be helpful in assessing the Company’s financial and operating performance.

FFO and Adjusted Net Income are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

The following table presents the reconciliation of net cash from operating activities to FFO:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2015	2014	2015	2014
Net cash from operating activities	469	443	1,182	777
Change in non-cash operating working capital	(29)	(97)	30	207
Preferred dividends	(4)	(4)	(13)	(13)
Noncontrolling interest distributions	(2)	–	(4)	–

FFO	434	342	1,195	971

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

LIQUIDITY AND CAPITAL RESOURCES

Hydro One’s primary sources of liquidity and capital resources are funds generated from operations, debt capital market borrowings and bank financing that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividends.

Summary of Sources and Uses of Cash

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2015	2014	2015	2014
Operating activities	469	443	1,182	777
Financing activities
Long-term debt issued	–	–	350	628
Long-term debt retired	(568)	(26)	(568)	(26)
Short-term notes payable	450	–	450	–
Dividends paid	(29)	(29)	(88)	(258)
Investing activities
Capital expenditures	(425)	(377)	(1,191)	(1,036)
Acquisition of Haldimand Hydro	–	–	(58)	–
Acquisition of Norfolk Power	–	(66)	–	(66)
Investment in Hydro One Brampton	(53)	–	(53)	–
Other financing and investing activities	31	(6)	21	(6)

Net change in cash and cash equivalents	(125)	(61)	45	13

Cash from Operating Activities

Net cash from operating activities during the three months ended September 30, 2015 was $469 million, an increase of $26 million compared to the same period last year, was primarily due to the following:

•	changes in accounts receivable balances, mainly due to improved collections in 2015;

•	changes in regulatory accounts that impact revenue;

•	higher net income before taxes and depreciation; partially offset by

•	changes in accrual balances, mainly due to Hydro One Brampton spin-off; and

•	higher pension plan contributions compared to last year, as contributions are being made evenly over the year in 2015, compared to 2014, when payments were made in advance at the beginning of the year.

Net cash from operating activities during the nine months ended September 30, 2015 was $1,182 million, an increase of $405 million compared to the same period last year, was primarily due to the following:

•	changes in accounts receivable balances, due to improved collections in 2015;

•	changes in regulatory accounts that impact revenue;

•	higher net income before taxes and depreciation;

•	lower pension plan contributions compared to last year, as contributions are being made evenly over the year in 2015, compared to 2014, when payments were made in advance at the beginning of the year; partially offset by

•	changes in accrual balances, mainly due to Hydro One Brampton spin-off.

Financing Activities

Short-term liquidity is provided through funds from operations, the Company’s commercial paper program, and the Company’s revolving credit facility.

Under the commercial paper program, at September 30, 2015, Hydro One was authorized to issue up to $1 billion in short-term notes with a term to maturity of less than 365 days. On October 9, 2015, Hydro One increased the authorized amount of short-term notes that it can issue to $1.5 billion. The commercial paper program is supported by a $1.5 billion committed revolving credit facility with a syndicate of banks, which matures in June 2020. The short-term liquidity under this program

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014 and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements. At September 30, 2015, Hydro One had $450 million in commercial paper borrowings outstanding, compared to no commercial paper borrowings outstanding at December 31, 2014.

At September 30, 2015, Hydro One had $8,723 million in long-term debt outstanding, including the current portion. The Company’s notes and debentures mature between 2016 and 2064, and at September 30, 2015, had an average term to maturity of approximately 16.8 years and a weighted average coupon of 4.7%. Long-term financing is primarily provided by Hydro One’s medium-term note program (MTN Program). The maximum authorized principal amount of medium-term notes issuable under this program was $3 billion. The unused amount expired in October 2015. The Company plans to file a base shelf prospectus in 2015 to renew its MTN Program for 25 months.

At September 30, 2015, Hydro One’s corporate credit ratings from approved rating organizations were as follows:

Rating (at September 30, 2015)
Rating Agency	Short-term Debt	Long-term Debt
DBRS Limited (DBRS)[1]	R-1 (mid)	A (high)
Moody’s Investors Services Inc. (Moody’s)[2]	Prime-1	A2 (negative)
Standard & Poor’s Rating Services Inc. (S&P)[3]	A-1	A (stable)

[1]	On November 5, 2015, DBRS confirmed Hydro One’s issuer rating and senior unsecured debenture rating at A (high), downgraded its short-term debt rating to R-1(low) from R-1 (mid), and revised its trend to stable.
[2]	On April 17, 2015, Moody’s affirmed the senior unsecured ratings of Hydro One at A1 but revised its outlook on the Company to negative from stable. On September 18, 2015, Moody’s downgraded the senior unsecured ratings of Hydro One to A2 from A1, and maintained its outlook on the Company as negative. On November 5, 2015, Moody’s downgraded the senior unsecured ratings of Hydro One to A3 from A2, downgraded its short term debt rating to Prime-2 from Prime-1, and revised its outlook on the Company to stable from negative.
[3]	On April 20, 2015, S&P downgraded the rating on Hydro One’s long-term debt to A from A+, and revised its outlook to stable from negative. On September 18, 2015, S&P affirmed its long-term corporate credit rating on Hydro One of A (stable).

At September 30, 2015, Hydro One was in compliance with all financial covenants and limitations.

Long-term Debt

During the nine months ended September 30, 2015, Hydro One issued $350 million of long-term debt under its MTN Program, compared to $628 million of long-term debt issued during the same period in 2014. No long-term debt was issued during the third quarter of 2015 or 2014.

During the third quarter and 2015 year-to-date, Hydro One repaid $550 million in maturing long-term debt, compared to no long-term debt maturing or repaid during the same periods in 2014. In addition, long-term debt of $18 million assumed as part of the Haldimand County Utilities Inc. (Haldimand Hydro) acquisition in June 2015 was repaid in July 2015, compared to long-term debt of $26 million assumed as part of the Norfolk Power acquisition in August 2014 repaid in September 2014.

Dividends

During the three months ended September 30, 2015, Hydro One paid dividends to the Province in the amount of $29 million ($25 million of common share dividends and $4 million of preferred share dividends), consistent with dividends paid during the same period in 2014.

During the nine months ended September 30, 2015, Hydro One paid dividends to the Province in the amount of $88 million ($75 million of common share dividends and $13 million of preferred share dividends), compared to dividends of $258 million, consisting of $245 million of common share dividends and $13 million of preferred share dividends, paid during the same period in 2014.

On August 31, 2015, Hydro One declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton. See section “Other Developments – Hydro One Brampton.”

Subsequent to the third quarter, on October 30, 2015, Hydro One paid a dividend to the Province in the amount of $800 million, funded by additional issuance of short-term notes under its Commercial Paper Program.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

Investing Activities

During the nine months ended September 30, 2015, the Company made capital investments totalling $1,212 million and placed $869 million of new assets in-service, compared to $1,052 million of capital investments and $873 million of new assets placed in-service during the same period in 2014.

The following table presents Hydro One’s capital investments by reportable segment during the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30			Nine months ended September 30
(millions of Canadian dollars)	2015	2014	Change	2015	2014	Change
Transmission	247	204	21.1%	692	580	19.3%
Distribution	189	171	10.5%	513	469	9.4%
Other	2	1	100.0%	7	3	133.3%

	438	376	16.5%	1,212	1,052	15.2%

Transmission Capital Investments

The increase of $43 million or 21.1% in transmission capital investments for the three months ended September 30, 2015 was primarily due to the following:

•	the continued work on some of the Company’s major inter-area network and local area supply projects, such as the Clarington Transmission Station and Guelph Area Transmission Refurbishment projects;

•	several system re-investments, including various end-of-life equipment replacements at several transmission stations, including the Bruce, Richview, Larchwood and Wiltshire Transmission Stations, as well as the completion of two transformer replacements at the Hanmer Transmission Station;

•	increased volume of demand equipment replacements, as well as transformer spares purchases to ensure readiness for unplanned transformer replacements;

•	increased work on overhead lines refurbishment and replacement projects and programs; and

•	increased volume of work related to station security upgrades to prevent unauthorized entry to stations and enhance safety, and increased cyber system replacements, including firewall infrastructure, auxiliary equipment and management software, to adhere to the NERC Cyber Security standards.

The increase of $112 million or 19.3% in transmission capital investments for the nine months ended September 30, 2015 was the result of similar factors as noted above. In addition, an increased volume of station component replacements to address aging equipment as part of the new Station Centric Bundling methodology which bundles various replacement work aspects, enabling efficiencies in material planning, resource utilization and outage planning also contributed to the overall increase in transmission capital investments during the nine months ended September 30, 2015.

Distribution Capital Investments

The increase of $18 million or 10.5% in distribution capital investments for the three months ended September 30, 2015 was primarily due to the following:

•	increased work within the station refurbishment programs due to a larger volume of transformer purchases and more refurbishments accomplished during the third quarter of 2015; and

•	increased focus on capital lines work, primarily related to the large and small sustainment initiatives programs and higher volume of component replacements.

The increase of $44 million or 9.4% in distribution capital investments for the nine months ended September 30, 2015 was the result of similar factors as noted above. In addition, increased focus on investment in metering and wireless infrastructure to ensure continuity of smart meters and enhance network communications also contributed to the overall increase in distribution capital investments during the nine months ended September 30, 2015.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

Major Transmission Projects

The following table summarizes the status of Hydro One’s major transmission projects at September 30, 2015:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To-Date	Status
Toronto Midtown Transmission Reinforcement	Toronto Southwestern Ontario	New transmission line	2016	$123 million	$91 million	In progress

Guelph Area Transmission Refurbishment	Guelph area Southwestern Ontario	Transmission line upgrade	2016	$103 million	$60 million	In progress

Manby Transmission Station	Toronto Southwestern Ontario	Transmission station upgrade	2016	$24 million	$20 million	In progress

Clarington Transmission Station	Oshawa area Eastern GTA	New transmission station	2018/2019	$297 million	$86 million	In progress

Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	To be determined	–	OEB decision received in July 2015

Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	As early as 2020	To be determined	–	Development work is in progress

Future Capital Investments

The following table summarizes Hydro One’s annual projected capital investments for 2015 to 2019:

(millions of Canadian dollars)	2015	2016	2017	2018	2019
Transmission	899	866	848	839	832
Distribution	665	669	674	678	682

Total capital investments	1,564	1,535	1,522	1,517	1,514

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations, as well as other major commercial commitments:

September 30, 2015 (millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	8,723	450	650	1,628	5,995
Long-term debt – interest payments	7,492	397	756	675	5,664
Pension contributions[1]	229	174	55	–	–
Environmental and asset retirement obligations[2]	271	32	73	65	101
Outsourcing agreements[3]	543	151	255	125	12
Operating lease commitments	47	10	20	12	5

Total contractual obligations	17,305	1,214	1,809	2,505	11,777

Other commercial commitments (by year of expiry)
Bank line[4]	1,500	–	–	1,500	–
Letters of credit[5]	133	133	–	–	–
Guarantees[5]	255	255	–	–	–

Total other commercial commitments	1,888	388	–	1,500	–

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

[1]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2015 and 2016 minimum pension contributions are based on an actuarial valuation as at December 31, 2013. Pension contributions beyond 2016 are not estimable at this time.
[2]	Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of PCB-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically-contaminated lands owned by the Company. Hydro One also records a liability for asset retirement obligations associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. The forecasted expenditure pattern reflects the company’s planned work programs for the periods.
[3]	In 2014, Hydro One finalized a new outsourcing agreement with Inergi LP for the provision of certain services, as well as a facilities outsourcing agreement with Brookfield Global Integrated Solutions (formerly Brookfield Johnson Controls Canada LP). The contractual amounts disclosed include an estimated contractual annual inflation adjustment in the range of 1.9% to 2.1%. Payments in respect of the Company’s outsourcing agreements are recorded in OM&A costs on the Company’s Consolidated Statements of Operations and Comprehensive Income or as a cost of capital programs.
[4]	In support of Hydro One’s liquidity requirements, the Company has a $1.5 billion revolving standby credit facility with a syndicate of banks maturing in June 2020.
[5]	Hydro One currently has outstanding bank letters of credit of $126 million relating to retirement compensation arrangements. The Company provides prudential support to the Independent Electricity System Operator (IESO) in the form of letters of credit, the amount of which is calculated based on forecasted monthly power consumption. At September 30, 2015, Hydro One has provided a letter of credit to the IESO in the amount of $7 million to meet the Company’s current prudential requirement. Hydro One has also provided prudential support to the IESO on behalf of its subsidiaries as required by the IESO’s Market Rules, using parental guarantees of $254 million, and on behalf of a distributor using total guarantees of less than $1 million.

REGULATION

Hydro One’s Transmission and Distribution Businesses are regulated by the OEB. The following table summarizes Hydro One’s major regulatory proceedings:

Application	Year(s)	Type	Status
Electricity Rates
Hydro One Networks	2015-2016	Transmission – Cost-of-service	OEB decision received
Hydro One Networks	2015-2017	Distribution – Custom	OEB decision received
B2M LP	2015	Transmission – Interim	OEB decision received
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision anticipated in 2015

Mergers Acquisitions Amalgamations and Divestitures
Haldimand Hydro	n/a	Acquisition	OEB decision received
Woodstock Hydro	n/a	Acquisition	OEB decision received

Leave to Construct
Supply to Essex County Transmission Reinforcement Project	n/a	Section 92	OEB decision received

Hydro One Networks

In conjunction with its 2015-2016 transmission cost-of-service application and decision, Hydro One Networks filed a draft Rate Order for 2016 transmission rates on November 10, 2015, requesting approval for rate base of $10,040 million and ROE of 9.19%. An OEB decision on the draft Rate Order is expected by the end of 2015.

In its March 2015 Decision, the OEB approved distribution rates for 2015, 2016 and 2017. The OEB approved the rate base of $6,552 million and OEB-approved return on equity (ROE) of 9.30% for 2015. Hydro One has requested a rate base of $6,863 million with the OEB-approved ROE of 9.19% for 2016, and has forecast a rate base of $7,190 million and ROE of 9.93% for 2017. The forecast for 2017 will be subject to adjustments for cost of capital parameters.

B2M LP

On March 30, 2015, B2M LP filed a full cost-of-service application with the OEB for 2015-2019 transmission rates, requesting approval of rate base of $523 million for 2015, $516 million for 2016, $509 million for 2017, $502 million for 2018, and $496 million for 2019. The OEB has approved ROE of 9.30% for 2015 and 9.19% for 2016. Hydro One has forecast ROE as 9.93% for 2017, 10.03% for 2018, and 10.08% for 2019. As part of its application, B2M LP is seeking the recovery of its initial start-up costs totaling $8 million over the 2016 to 2019 test years at a rate of $2 million per year. An Oral Hearing for the B2M LP cost-of-service application took place on October 30, 2015. B2M LP filed the Final Argument on November 12, 2015.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

Haldimand Hydro Acquisition

On March 12, 2015, the OEB issued its Decision and Order granting Hydro One leave to acquire all of the issued and outstanding shares of Haldimand Hydro within 18 months from the date of this Decision and Order. On June 30, 2015, Hydro One acquired 100% of the common shares of Haldimand Hydro. The purchase price for Haldimand Hydro, adjusted for preliminary working capital and other closing adjustments of approximately $8 million, is approximately $73 million. The preliminary goodwill of approximately $33 million arising from the Haldimand Hydro acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Haldimand Hydro. The Company intends to complete the determination of the final purchase price adjustments by year-end. Integration of Haldimand Hydro is ongoing.

Woodstock Hydro Acquisition

On September 11, 2015, the OEB issued its Decision and Order granting Hydro One leave to acquire all of the issued and outstanding shares of Woodstock Hydro Holdings Inc. (Woodstock Hydro) within 18 months from the date of this Decision and Order. On October 31, 2015, Hydro One acquired 100% of the common shares of Woodstock Hydro. The purchase price for Woodstock Hydro, subject to working capital and other closing adjustments, is approximately $29 million. Based on the timing of the completion of this acquisition transaction in relation to the date of issuance of the interim Consolidated Financial Statements and MD&A, the closing adjustments to the purchase price and the initial allocation of the consideration paid have not yet been completed. Integration of Woodstock Hydro is ongoing.

Supply to Essex County Transmission Reinforcement Project

On July 16, 2015, the OEB issued a Decision and Order granting Hydro One Networks Leave to Construct a new 13-kilometre 230 kV double-circuit transmission line in the Windsor-Essex region. The Decision and Order includes standard conditions of adherence to the system impact assessment and the connection impact assessment, and requires construction to commence within twelve months. In addition, on August 28, 2015, the OEB issued a letter stating that given the complexities and implications of the issues relating to cost allocation, including potential changes to the provisions in the Distribution System Code (DSC) and the Transmission System Code, the OEB will not proceed with cost allocation through an adjudicative process, but will review these issues from a policy perspective.

Other Regulatory Developments

Time of Use (TOU) Pricing Decision and Order

On March 26, 2015, the OEB issued a Decision and Order to amend Hydro One’s distribution license to include an exemption from the requirement to apply TOU pricing to approximately 170,000 Regulated Price Plan customers that are outside the smart meter telecommunications infrastructure. The exemption expires December 31, 2019.

Distribution System Code Requirements

On April 15, 2015, the OEB introduced a Notice of Amendment to the DSC requiring electricity distributors to issue monthly bills to non-seasonal residential and certain general service customers by the end of 2016. In addition, the OEB amended the DSC imposing a 98% billing accuracy requirement, and provisions allowing an LDC to issue a bill based on estimated consumption only twice every twelve months to these customers. On September 24, 2015, the OEB issued its Decision and Order amending Hydro One Networks’ electricity distribution licence to include an exemption from the requirement for estimated billing and billing accuracy for the 170,000 hard-to-reach customers that are currently exempt from TOU billing, for a term ending on December 31, 2019.

Conservation and Demand Management

On July 8, 2015, the IESO approved the Hydro One Networks Conservation and Demand Management (CDM) Plan. On September 30, 2015, Hydro One Networks filed its annual CDM Report with the OEB. Hydro One Networks achieved 167.4 MW in peak demand savings and 898.4 GWh in energy savings, which represent 78.4% and 79.5% of its peak demand and energy reduction targets, respectively. Based on the OEB guidance, although Hydro One Networks did not meet its peak demand reduction target, it is considered to have met the 80% threshold for its energy savings target. The OEB has indicated that it will not take any compliance action related to a distributor who does not meet its peak demand target.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

Rate Design (previously Revenue Decoupling for Distributors)

On April 2, 2015, the OEB issued a report, “Board Policy: A New Distribution Rate Design for Residential Electricity Customers”, outlining its new policy on fully fixed distribution charges for residential customers. The current distribution charges are a combination of fixed and variable rates. Under the new policy, electricity distributors will structure their residential rates such that all distribution service costs will be collected through a fixed monthly charge only. The new policy will be implemented gradually over a four year period, with increases in the fixed rate and decreases in the variable rate, resulting in a fixed rate only by 2019. The new rate design will enable residential customers to leverage new technologies, manage costs through conservation, and better understand the value of distribution services. It will also provide greater revenue stability for distributors, including Hydro One.

The OEB has indicated that in the event that the monthly charge increase exceeds certain thresholds, the distributors shall apply for extended transition periods to implement the new policy. Hydro One Networks’ Draft Rate Order for 2016 distribution rates filed with the OEB on September 30, 2015 included a proposed plan to extend Hydro One Networks’ transition period to seven years. In addition, on October 13, 2015, Hydro One Networks filed an application with the OEB with respect to the implementation of the new rate design for residential customers in the service area formerly served by Norfolk Power, with a proposed transition period of four years.

Performance Measurement for Electricity Distributors

On September 18, 2015, Hydro One Networks submitted its 2014 Performance Scorecard to the OEB. In addition to ongoing operations, a major focus in 2014 was investing in improvements to the Company’s customer call centre and billing operations. Hydro One plans to continue developing targeted products and services that respond to its customers’ unique needs, including realizing value from the new CIS, simplifying and shortening timeframes for the delivery of services, and enhancing accessibility to allow effective self-service for simple transactions. The Company is also committed to delivering programs to help its customers manage their energy consumption. Hydro One Networks’ 2014 Scorecard was posted on the Hydro One and the OEB websites.

OTHER DEVELOPMENTS

Change in Hydro One Ownership Structure

On August 31, 2015, the Province incorporated a new wholly owned subsidiary, Hydro One Limited. Subsequent to the end of the third quarter, Hydro One and Hydro One Limited completed a series of transactions (Pre-Closing Transactions) that resulted in, among other things, the acquisition by Hydro One Limited of all of the issued and outstanding shares of Hydro One and the issuance of new common shares and preferred shares of Hydro One Limited to the Province. On November 5, 2015, Hydro One Limited and the Province concluded the IPO of Hydro One Limited on the Toronto Stock Exchange, whereby 81,100,000 of the 595 million outstanding common shares were sold to the public. On November 12, 2015, the underwriters of the IPO exercised their option to purchase an additional 8,150,000 common shares of Hydro One Limited from the Province. All proceeds from the IPO were received by the Province. All of the regulated business and outstanding notes and debentures of Hydro One remain at Hydro One. In future periods, both Hydro One Limited and Hydro One will be reporting issuers. The final prospectus associated with the IPO, which contains details of the IPO, recapitalization and corporate structure, can be found at www.sedar.com.

In anticipation of the IPO, on April 23, 2015, the Province tabled proposed legislation in Bill 91, and on June 4, 2015, Bill 91 received Royal Assent. Consequently, certain statutes referred to in Bill 91 no longer apply to Hydro One and amendments to the Electricity Act, 1998 were made to facilitate the IPO.

Hydro One Brampton

On August 31, 2015, Hydro One completed the spin-off transaction of its subsidiary, Hydro One Brampton, whereby Hydro One declared a dividend on its common shares payable in all of the issued and outstanding common shares of Hydro One Brampton. The dividend was (i) authorized by the Province, the sole shareholder of Hydro One at that time, pursuant to a unanimous shareholder agreement dated April 16, 2015, and (ii) paid to the Province, at its direction, by transferring all of the issued and outstanding common shares of Hydro One Brampton to a company wholly owned by the Province.

Hydro One Brampton’s results of operations up to August 31, 2015 are included in the consolidated results of operations of Hydro One. Prior periods have not been restated.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

Subsequent to August 31, 2015, Hydro One continues to provide certain management, administrative and smart meter network services to Hydro One Brampton pursuant to certain service level agreements, which are provided at market rates. These agreements will continue until the end of 2016 (except in the case of smart meter network services, which will continue until the end of 2017). Hydro One Brampton has the right to renew these agreements (other than smart meter network services) for additional one-year terms to end no later than December 31, 2019. Additionally, on August 31, 2015, Hydro One and Hydro One Brampton entered into a license agreement which permits Hydro One Brampton to use the “Hydro One” name and related licensed marks. These agreements will terminate if the Province disposes of its interest in Hydro One Brampton, except in the case of the smart meter network services agreement, which is anticipated to continue for a transition period after the Province disposes of its interest in Hydro One Brampton.

PILs Deemed Disposition Rules

In connection with the IPO, Hydro One’s exemption from tax under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) (Federal Tax Regime) ceased to apply on October 31, 2015. As a result, under the Electricity Act, 1998 (Ontario) (PILs Regime), Hydro One was deemed to have disposed of its assets immediately before it lost its tax exempt status under the Federal Tax Regime, for proceeds equal to the fair market value of those assets at that time. Hydro One is liable to make a payment in lieu of tax (Departure Tax) under the PILs Regime in respect of the income and capital gains that arose as a result of this deemed disposition.

The total amount of the Departure Tax payable by Hydro One was $2.6 billion. Hydro One Limited subscribed for 39,598 additional common shares of Hydro One for $2.6 billion.

As a result of leaving the PILs Regime and entering the Federal Tax Regime, Hydro One will recognize a deferred income tax asset due to the revaluation of the tax basis of Hydro One’s fixed assets at their fair market value, including eligible capital expenditures. The value of the deferred income tax asset is not yet reasonably determinable. The calculation of the deferred income tax asset will be based on the estimated fair market value of Hydro One’s net assets at October 31, 2015.

Shareholder Declarations

Effective April 16, 2015, the Province made declarations pursuant to the memorandum of agreement and section 108 of the Business Corporations Act (Ontario) regarding the IPO of Hydro One and regarding the sale of Hydro One Brampton. By way of these declarations and concurrent shareholder resolutions, the Province assumed the rights, powers and duties, with respect to any decisions regarding, but not limited to, proceeding with the IPO and with the sale of Hydro One Brampton; any duties, functions or operations required for, or relevant to, the IPO and the sale of Hydro One Brampton; and providing any and all information, assistance, personnel, and resources as and when requested to the Province and its advisors and consultants.

Effective July 22, 2015, the Province made a declaration pursuant to section 108 of the Business Corporations Act (Ontario) regarding the return of authority to the Hydro One Board of Directors. By way of this declaration, the Province returned rights, powers and duties to the Company’s Board of Directors, previously reserved to the Province as per its declarations and shareholder resolutions dated April 16, 2015 regarding the IPO of Hydro One, and dated December 17, 2014 regarding the provision of information, personnel and resources.

Collective Agreements Negotiations

On April 14, 2015, Hydro One reached an agreement with the Power Workers’ Union (PWU) for a renewal of the collective agreement. The agreement is for a three-year term, covering April 1, 2015 to March 31, 2018. The agreement has been ratified by the PWU and the Hydro One Board of Directors in July 2015.

On July 24, 2015, Hydro One reached an agreement with the Society of Energy Professionals (Society) for an early renewal of the collective agreement. The agreement is for a three-year term, covering April 1, 2016 to March 31, 2019. The agreement has been ratified by the Society and the Hydro One Board of Directors in August 2015.

On July 28, 2015, Hydro One reached an agreement with the Canadian Union of Skilled Workers (CUSW) for a renewal of the collective agreement. The agreement is for a three-year term, covering May 1, 2014 to April 30, 2017. The agreement has been ratified by CUSW and the Hydro One Board of Directors in August 2015.

The Electrical Power System Construction Association (EPSCA) is an employers’ association of which Hydro One is a member. A number of the EPSCA construction collective agreements, which bind Hydro One, expired on April 30, 2015. Ratified five-year renewal collective agreements, covering May 1, 2015 to April 30, 2020 have been reached with The United Association of Plumbers and Pipefitters, The Ironworkers, The Rodmen, The Boilermakers, The Insulators, The Sheet Metal Workers and The Roofers. Tentative renewal agreements have been reached with the Labourers International Union of North America (LIUNA) and the Operating Engineers (OE). These agreements are subject to ratification by the EPSCA Board of Directors and the unions.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

Class Action Lawsuit

In September 2015, Hydro One and three of its subsidiaries, Hydro One Networks, Hydro One Remote Communities and Norfolk Power Distribution Inc., were served with a claim commenced under the Class Proceedings Act in which the representative plaintiff is seeking $100 million, or as otherwise calculated on an aggregate basis, in general damages for breach of contract, negligence and unjust enrichment, and $25 million in aggravated, exemplary and punitive damages. The claim alleges improper billing and account management practices. The proposed class of plaintiffs comprises all persons, with certain exceptions, who purchased electricity from Hydro One between May 2013 and the date of the certification order in the action, which date is yet unknown. At this time, it is too early to assess the outcome of the claim. Hydro One will defend the action.

Integration of Norfolk Power

In September 2015, the Company completed the integration of Norfolk Power, including the integration of employees, customers, business processes, information and operations. This successful transition will allow the Company to standardize processes and leverage key lessons learned to drive future efficiency and improvements when integrating other acquisitions.

RELATED PARTY TRANSACTIONS

At September 30, 2015, Hydro One was 100% owned by the Province. The Ontario Electricity Financial Corporation (OEFC), IESO, Ontario Power Generation Inc. (OPG), the OEB, Hydro One Brampton and Hydro One Limited are related parties to Hydro One because they are controlled or significantly influenced by the Province. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2015:

The Province

•	During the three and nine months ended September 30, 2015, Hydro One paid dividends to the Province totalling $29 million and $88 million, respectively, compared to $29 million and $258 million paid in the same periods in 2014.

•	On August 31, 2015, Hydro One declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton. See section “Other Developments – Hydro One Brampton.”

IESO

•	During the three and nine months ended September 30, 2015, Hydro One purchased power in the amount of $491 million and $1,753 million, respectively, from the IESO-administered electricity market, compared to $516 million and $1,859 million purchased in the same periods in 2014.

•	Hydro One receives revenues for transmission services from the IESO, based on OEB-approved Uniform Transmission Rates. The Company’s transmission revenues for the three and nine months ended September 30, 2015 include $430 million and $1,198 million, respectively, related to these services, compared to $410 million and $1,186 million in the same periods in 2014.

•	Hydro One receives amounts for rural rate protection from the IESO. The Company’s distribution revenues for the three and nine months ended September 30, 2015 include $31 million and $95 million, respectively, related to this program, compared to $31 million and $95 million in the same periods in 2014.

•	Hydro One receives revenues related to the supply of electricity to remote northern communities from the IESO. The Company’s distribution revenues for the three and nine months ended September 30, 2015 include $8 million and $24 million, respectively, related to these services, compared to $8 million and $24 million in the same periods in 2014.

•	The IESO (Ontario Power Authority (OPA) prior to January 1, 2015) funds substantially all of Hydro One’s CDM programs. The funding includes program costs, incentives, and management fees. During the three and nine months ended September 30, 2015, the company received $26 million and $49 million, respectively, from the OPA related to these programs, compared to $7 million and $28 million received in the same periods in 2014.

OPG

•	During the three and nine months ended September 30, 2015, Hydro One purchased power in the amount of $2 million and $10 million, respectively, from the OPG, compared to $3 million and $21 million purchased in the same periods in 2014.

•

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. The Company’s other revenues for the three and nine months ended September 30, 2015

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014 include $2 million and $5 million, respectively, related to these service level agreements, compared to $2 million and $8 million in the same periods in 2014. OM&A costs related to the purchase of services with respect to these service level contracts were insignificant during the three months ended September 30, 2015 and 2014, and $1 million during the nine months ended September 30, 2015 and 2014.

OEFC

•	During the three and nine months ended September 30, 2015, Hydro One made PILs to the OEFC totalling $15 million and $47 million, respectively, compared to payments of $22 million and $65 million made in the same periods in 2014.

•	During the three and nine months ended September 30, 2015, Hydro One purchased power in the amount of $1 million and $5 million, respectively, from power contracts administered by the OEFC, compared to $1 million and $8 million purchased in the same periods in 2014.

•	During the nine months ended September 30, 2015, the Company paid a $5 million annual fee to the OEFC, compared to $5 million paid in the same period in 2014, for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999. Hydro One has not made any claims under the indemnity since it was put in place in 1999. Hydro One and the OEFC, with the consent of the Minister of Finance, have agreed to terminate the indemnity effective October 31, 2015.

OEB

•	Under the OEB Act, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three and nine months ended September 30, 2015, Hydro One incurred $4 million and $10 million, respectively, in OEB fees, compared to $3 million and $9 million incurred in the same periods in 2014.

Hydro One Brampton

•	Effective August 31, 2015, Hydro One Brampton is no longer a subsidiary of Hydro One, but is indirectly owned by the Province. Subsequent to August 31, 2015, Hydro One continues to provide certain management, administrative and smart meter network services to Hydro One Brampton pursuant to certain service level agreements, which are provided at market rates. During the three and nine months ended September 30, 2015, revenues related to the provision of services with respect to these service level agreements were less than $1 million.

Details of the change in ownership of and service level agreements with Hydro One Brampton can be found in the section “Other Developments – Hydro One Brampton.”

Hydro One Limited

•	During the three and nine months ended September 30, 2015, Hydro One incurred certain IPO related expenses totalling $3 million which will be reimbursed to the Company by Hydro One Limited.

At September 30, 2015, the amounts due from and due to related parties as a result of the transactions described above were $204 million and $66 million, respectively, compared to $224 million and $227 million at December 31, 2014, respectively. At September 30, 2015, included in amounts due to related parties were amounts owing to the IESO in respect of power purchases of $25 million, compared to $214 million at December 31, 2014.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in Hydro One’s internal controls over financial reporting during the nine months ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the company’s internal controls over financial reporting.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2015, the Financial Accounting Standards Board (FASB) issued an accounting standards update that eliminates the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary and to show the item separately in the income statement. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company does not anticipate that the adoption of this accounting standards update will have a significant impact on its consolidated financial statements.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

In February 2015, the FASB issued an accounting standards update that provides guidance about the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company is currently assessing the impact of adoption of this accounting standards update on its consolidated financial statements.

In April 2015, the FASB issued an accounting standards update that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The recognition and measurement guidance for debt issuance costs are not affected. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. Upon adoption of this update, the Company’s deferred debt issuance costs that are currently presented under other long-term assets will be reclassified as a deduction from the carrying amount of long-term debt.

In April 2015, the FASB issued an accounting standards update that permits an entity with a fiscal year-end that does not coincide with a month-end and an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations to measure the defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company does not anticipate that the adoption of this accounting standards update will have a significant impact on its consolidated financial statements.

In April 2015, the FASB issued an accounting standards update that provides guidance to customers about whether a cloud computing arrangement includes a software license, as well as the related accounting for the arrangement. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company is currently assessing the impact of adoption of this accounting standards update on its consolidated financial statements.

In August 2015, the FASB issued an accounting standards update that defers the effective date of a revenue recognition accounting standards update issued by the FASB in May 2014, by one year. This revenue recognition guidance is now applicable to Hydro One for the years and interim periods beginning on January 1, 2018. The Company is currently assessing the impact of adoption of the revenue recognition accounting standards update on its consolidated financial statements.

In September 2015, the FASB issued an accounting standards update that requires acquirers to recognize adjustments to provisional amounts that are identified during the measurement period of a business combination in the reporting period in which the adjustment amounts are determined. This update also requires the acquirers to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. Upon adoption of this update in the first quarter of 2016, the Company will apply the guidance in this update to each future business combination, as applicable.

OUTLOOK

As outlined in the Hydro One Limited prospectus, the following is a discussion of certain factors that have impacted or could impact the Company’s results of operations in 2015, as well as certain events that occurred in 2014 that may impact the comparability of the Company’s results of operations for 2015 and interim periods during 2015.

•	The Company continues to benefit from increased transmission and distribution rates in 2015 as a result of the Company’s most recent transmission and distribution rate decisions.

•	During the first nine months of 2015, OM&A costs relative to the same period in 2014 were lower due to the stabilization of the Company’s customer information system and the acceleration of collections on aged accounts receivable. These costs declined significantly in the fourth quarter of 2014, partially offsetting a large portion of the increased costs earlier in the year. These in-year timing differences combined with certain other reductions resulted in lower overall OM&A costs in the fourth quarter of 2014 compared to the preceding three quarters. These costs have returned to a more normalized level and are more equally spread over the course of 2015.

•	During 2014, the Company’s results of operations were positively affected by increased system usage and transmission load due to weather conditions. These positive impacts may not recur during 2015, given the temperate weather conditions experienced in the early part of the fourth quarter.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

•	As a result of leaving the PILs Regime and entering the Federal Tax Regime, Hydro One incurred a PILs cost of $2.6 billion and will recognize a deferred income tax asset due to the revaluation of the tax basis of Hydro One’s fixed assets at their fair market value, including eligible capital expenditures. The value of the deferred income tax asset is not yet reasonably determinable. Net income for the year ended December 31, 2015 may be impacted by the difference, if any, between the PILs cost and the actual amount of the deferred tax asset. Any impact on net income as a result of such difference will be non-cash-related and will only impact net income for the year ended December 31, 2015 and not subsequent years.

•	In the fourth quarter of 2014, Hydro One recognized in net income non-recurring insurance proceeds of $3 million related to 2013 floods at the Company’s Richview and Manby transformer stations. $8 million was recognized in the third quarter of 2014, for a total of $11 million recognized in 2014.

•	During 2014, the Company realized an effective tax rate of approximately 10.6%. For the nine months ended September 30, 2015, the Company realized an effective tax rate of approximately 15.5% and anticipates an effective tax rate of approximately 15% for the remainder of 2015. The difference in the effective tax rate between 2014 and 2015 is due primarily to accelerated capital cost allowance recognized in 2014 for certain classes of assets that were fully amortized in 2014.

•	The transfer of Hydro One Brampton to the Province is expected to have a non-material effect on net income in 2015, but will more significantly impact distribution revenues and purchased power costs.

OTHER MATTERS

Appointment of President and Chief Executive Officer

On August 20, 2015, the Company’s Board of Directors announced the appointment of Mayo Schmidt as Hydro One’s new President and Chief Executive Officer, effective September 3, 2015. Mr. Schmidt was most recently the Chief Executive Officer of Viterra Inc. and its predecessor, Saskatchewan Wheat Pool.

Appointment of Hydro One Ombudsman

On October 22, 2015, the Hydro One Board of Directors announced the appointment of Fiona Crean to the role of Ombudsman for Hydro One, effective November 17, 2015. Ms. Crean most recently served as the City of Toronto’s Ombudsman, and has worked in the area of dispute resolution and complaints investigation for more than 25 years. Ms. Crean will report directly to the Hydro One Board of Directors.

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to: expectations regarding energy-related revenues and profit and their trend; statements regarding the Company’s transmission and distribution rates resulting from rate applications; statements about CDM; statements related to the IPO; statements regarding the Company’s liquidity and capital resources and operational requirements; statements about the Company’s standby credit facility; expectations regarding the Company’s financing activities; statements regarding the Company’s maturing debt; statements regarding ongoing and planned projects and/or initiatives including the expected results of these projects and/or initiatives (including productivity savings, process improvements, and customer satisfaction) and their completion dates; statements regarding expected future capital and development investments, the timing of these expenditures and the Company’s investment plans; statements regarding contractual obligations and other commercial commitments; statements related to the OEB; statements regarding future pension contributions, the Company’s pension plan and actuarial valuation; expectations regarding work and costs of compliance with environmental and health and safety regulations; statements related to the PILs Regime and the Federal Tax Regime; expectations regarding effective tax rates; statements about non-GAAP measures; statements regarding recent accounting-related guidance; statements related to Hydro One Brampton; statements about negotiation of collective agreements; statements related to claims; statements regarding the role of Hydro One’s Ombudsman; and statements related to LDC consolidation including the Company’s acquisition of Woodstock Hydro and Haldimand Hydro, and the integration of Norfolk Power. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and disclaims any obligation, to update any forward-looking statements, except as required by law.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2015 and 2014

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s Distribution and Transmission Businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	risks associated with the Province’s significant share ownership of Hydro One’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that previously granted regulatory approvals may be subsequently challenged, appealed or overturned;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•	the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and with maintaining a complex IT system infrastructure;

•	the risks related to the Company’s workforce demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risks that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	changes in benefits and changes in actuarial assumptions;

•	the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace some or all of the functions currently outsourced if either of the Company’s agreements with Inergi LP or Brookfield Global Integrated Solutions are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP;

•	risks associated with changes to Hydro One’s tax status; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in the 2014 MD&A.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company’s Annual Information Form for the year ended December 31, 2014, is available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml.